

March 8, 2012

Via E-mail
Mr. Roy M. Whitehead
President and Chief Executive Officer
Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101

    Re: **Washington Federal, Inc.**
            Form 10-K for the Fiscal Year Ended September 30, 2011
            Filed November 18, 2011
            Form 10-Q for the Quarterly Period Ended December 31, 2011
            Filed February 7, 2012
            File No. 001-34654

Dear Mr. Whitehead:

We have reviewed your filings and your response letter dated February 27, 2012, and have the following comments.

Proxy Statement

Executive Compensation

Compensation Discussion and Analysis

Elements of Compensation, page 19

General

1.   We understand from your response letter dated February 27, 2012 that decisions regarding compensation are derived from specific contributions of each NEO to certain objectives. Yet your response letter merely provides objectives (e.g., financial performance, client service and external relations) that serve as the basis for the implementation of your compensation program, without providing corresponding discussion of how the level of performance in each of these areas impacted actual compensation awarded in 2011. Please understand that discussion of the various items of individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Compensation Committee determined to award each specific form and level of

compensation in 2011. For each named executive officer, state the factors that were considered in deriving the payouts awarded for each component of compensation and provide an analytical evaluation of why the Committee determined that the specific payout was appropriate in light of the factors considered.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 4. Controls and Procedures, page 37

2.   You state that there have been no <u>significant</u> changes in the company's internal controls or in other factors that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose <u>any</u> change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during the quarter ended December 31, 2011. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney